Exhibit (a)(1)(i)

Offer to Purchase and Consent Solicitation Statement

Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Offer to Purchase and Solicitation of Consents in Respect of

Any and All Outstanding

Floating Rate Contingent Convertible Senior Notes due 2024 (CUSIP No. 127687AA9; CUSIP No. 127687AB7;

ISIN No. US127687AA90; ISIN No. US127687AB73)

The Offer for the Notes (as defined below) will expire at 8:00 a.m., New York City time, on January 23, 2008, unless extended or earlier terminated (such date and time with respect to the Offer, as the same may be modified, the “Offer Expiration Date”). Holders may withdraw tendered Notes at any time prior to the Offer Expiration Date.

Harrah’s Operating Company, Inc., a Delaware corporation (the “Company”), and Harrah’s Entertainment, Inc., a Delaware corporation (the “Parent” and, together with the Company, the “Offerors,” “we,” “us” or “our”) hereby offers to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation Statement (as it may be amended or supplemented from time to time, this “Statement”) and in the related Consent and Letter of Transmittal (as the same may be amended or supplemented from time to time the “Consent and Letter of Transmittal” and, together with this Statement, the “Offer”), any and all of the Company’s outstanding Floating Rate Contingent Convertible Senior Notes due 2024 originally issued by Caesars Entertainment, Inc. (“Caesars”) (the “Notes”) from each registered holder of such Notes (each a “Holder” and, collectively, the “Holders”).

The consideration for each $1,000 principal amount of the Notes tendered and accepted for purchase pursuant to the Offer shall be $1,379.52 (the “Consideration”) plus accrued and unpaid interest up to, but not including, the Payment Date.

The Dealer Managers for the Offer and the Solicitation Agents for the Consent Solicitation are:

Citi

Banc of America Securities LLC	JPMorgan	Credit Suisse
Deutsche Bank Securities		Merrill Lynch & Co.

December 21, 2007

(Cover page, continued)

In conjunction with the Offer, and on the terms and subject to the conditions set forth in this Statement, the Offerors hereby solicit (the “Consent Solicitation”) consents (the “Consents”) from registered Holders of the Notes to certain proposed amendments and waivers (the “Proposed Amendments”) to the Amended and Restated Indenture dated as of July 28, 2005 by and among the Company (as successor to Caesars), the Parent, as a guarantor, and U.S. Bank, as trustee, pursuant to which the Notes were issued (as amended and supplemented, the “Indenture”).

The Proposed Amendments would eliminate or waive substantially all of the restrictive covenants contained in the Indenture and the Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions contained in the Indenture and the Notes. See “Proposed Amendments.” In order to be adopted, the Proposed Amendments must be consented to by the Holders of a majority of the outstanding principal amount of the Notes. The Proposed Amendments will become operative immediately prior to the acceptance for payment of the Notes pursuant to the Offer. The Proposed Amendments constitute a single proposal for the Consent Solicitation, and a consenting Holder must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to certain of the Proposed Amendments.

The payment for purchased Notes is expected to occur promptly following the acceptance of purchase of the Notes. The date of payment for the Notes (the “Payment Date”) is January 24, 2008, unless extended by the Offerors in their sole discretion.

Holders who tender Notes pursuant to the Offer are obligated to deliver their Consents to the Proposed Amendments. The completion, execution and delivery of a Consent and Letter of Transmittal, or transmission of an Agent’s Message (as defined below), in connection with a tender of Notes pursuant to the Offer will constitute the delivery of Consents with respect to the Notes. Holders may not deliver Consents in the Consent Solicitation without tendering their Notes in the Offer and may not validly revoke Consents without validly withdrawing the previously tendered Notes.

Notwithstanding any other provision of the Offer or the Consent Solicitation, the Offerors’ obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer are conditioned upon the satisfaction or waiver of (i) the Requisite Consents Condition, (ii) the Acquisition Condition and (iii) the General Conditions (each as defined below). See “Conditions to the Offer and the Consent Solicitation.”

Neither this Statement nor any of the other documents relating to the Offer have been filed with or reviewed by any federal or state securities commission or regulatory authority of any country, nor has any such commission or authority passed upon the accuracy or adequacy of this Statement or any of the other documents related to the Offer. Any representation to the contrary is unlawful and may be a criminal offense.

See “Certain Significant Considerations” and “Certain United States Federal Income Tax Consequences” for discussions of certain factors that should be considered carefully in evaluating the Offer and the Consent Solicitation. See “Proposed Amendments” for a description of the Proposed Amendments.

NONE OF THE COMPANY, THE PARENT, THE SPONSORS (AS DEFINED BELOW), THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY (EACH AS DEFINED BELOW) MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER THEIR NOTES PURSUANT TO THE OFFER OR DELIVER CONSENTS PURSUANT TO THE CONSENT SOLICITATION. EACH HOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER TO TENDER ITS NOTES AND TO DELIVER ITS CONSENT, AND, IF SO, THE PRINCIPAL AMOUNT OF THE NOTES AS TO WHICH ACTION IS TO BE TAKEN.

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IMPORTANT

Any Holder desiring to tender Notes and deliver Consents should either (i) in the case of a beneficial owner who holds Notes in book-entry form, request such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction on behalf of such beneficial owner, and to transmit an Agent’s Message in connection with tenders of Notes and deliveries of Consents made through ATOP (as defined below) or (ii) in the case of a Holder who holds physical certificates evidencing such Notes, complete and sign the Consent and Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Consent and Letter of Transmittal, have the signature thereon guaranteed (if required by Instruction 1 of the Consent and Letter of Transmittal) and send or deliver such manually signed Consent and Letter of Transmittal (or a manually signed facsimile thereof), together with certificates evidencing such Notes being tendered and any other required documents to Global Bondholder Services Corporation, as Depositary (the “Depositary”), at its address set forth on the back cover of this Statement. See “Procedures for Tendering Notes and Delivering Consents.” Notes may only be tendered, and Consents may only be delivered, in denominations of $1,000 principal amount and integral multiples thereof.

If the Proposed Amendments are adopted, the Notes that are not tendered, or that are not accepted for payment pursuant to the Offer, will remain outstanding immediately after the completion of the Offer but will be subject to the terms of the Indenture as modified by the Supplemental Indenture described under “Proposed Amendments.” Adoption of the Proposed Amendments may have adverse consequences for Holders who do not validly tender Notes pursuant to the Offer. As a result of the adoption of the Proposed Amendments, Holders of outstanding Notes will, among other things, no longer be entitled to the benefit of substantially all of the restrictive covenants and certain events of default and other provisions presently contained in the Indenture (and in the Notes). In addition, the trading markets for any Notes not validly tendered pursuant to the Offer are likely to be significantly more limited in the future if the Offer is consummated. See “Proposed Amendments” and “Certain Significant Considerations.”

Participants in The Depository Trust Company (“DTC”) that hold Notes on behalf of beneficial owners of Notes can tender their Notes through the DTC Automated Tender Offers Program (“ATOP”). To effect such a tender, participants should transmit their acceptance through ATOP and follow the procedure for book-entry transfer set forth in “Procedures for Tendering Notes and Delivering Consents—Book-Entry Delivery Procedures.” A beneficial owner of Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Notes and deliver the related Consents on the beneficial owner’s behalf should such beneficial owner wish to participate in any Offer and Consent Solicitation. See “Procedures for Tendering Notes and Delivering Consents—Tender of Notes Held Through a Custodian.”

Tenders of Notes may be withdrawn at any time at or prior to the Offer Expiration Date, but not thereafter. Holders may not withdraw Notes previously tendered without revoking the previously delivered Consents to which such tender relates. For a withdrawal of a tendered Note to be valid, such withdrawal must comply with the procedures set forth in “Withdrawal of Tenders and Revocation of Consents.” A valid withdrawal of a Note at or prior to the Offer Expiration Date will be deemed a valid revocation of the Consent related to such Note. Tendered Notes may not be withdrawn and the related Consents may not be revoked subsequent to the Offer Expiration Date.

If the Offerors make a material change in the terms of the Offer or Consent Solicitation or the information concerning the Offer or Consent Solicitation, they will disseminate additional offering materials and extend the Offer or, if applicable, Consent Solicitation, to the extent required by law. If the Offer or Consent Solicitation is amended at or prior to the Offer Expiration Date in a manner determined by the Offerors in their sole discretion to constitute a material adverse change to the Holders, the Offerors promptly will disclose such amendment and, if necessary, extend the Offer and the Consent Solicitation for a period deemed by the Offerors to be adequate and in compliance with applicable law to permit Holders to withdraw their Notes and revoke their Consents. If the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes is decreased, the Offer will remain open at least ten business days from the date the Offerors first give notice to Holders of the Notes, by public announcement or otherwise, of such increase or decrease. In addition, the Offerors may, if they deem appropriate, extend the Offer for any other reason. Any extension, amendment or termination will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Date. Without limiting the manner in which any public announcement may be made, the Offerors shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to Business Wire or the Dow Jones News Service. See “Withdrawal of Tenders and Revocation of Consents.”

Tendering Holders will not be obligated to pay brokerage fees or commissions or the fees and expenses of the Dealer Managers, the Depositary or the Information Agent (each as defined below) in connection with the Offer and the Consent Solicitation. See “The Dealer Managers, the Information Agent and the Depositary.” Questions and requests for assistance may be directed to Global Bondholder Services Corporation, the Information Agent (the “Information Agent”), or to Citi, as Lead Dealer Manager for the Offer and Lead Solicitation Agent for the Consent Solicitation, at their respective addresses and telephone numbers set forth on the back cover of this Statement. Additional copies of this Statement, the Consent and Letter of Transmittal, and other related materials may be obtained from the Information Agent. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Notes with questions and requests for assistance.

This Statement constitutes neither an offer to purchase Notes nor a solicitation of Consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities or “blue sky” laws. The delivery of this Statement shall not under any circumstances create any implication that the information contained or incorporated by reference in this Statement is correct as of any time subsequent to the date of this Statement or that there has been no change in the information set forth in this Statement or in any attachments hereto or in the affairs of the Company, the Parent or any of their subsidiaries or affiliates since the date of this Statement.

This Statement (including the Schedules hereto) and the Consent and Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer and the Consent Solicitation.

No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Statement and, if given or made, such information or representation may not be relied upon as having been authorized by the Company, the Parent, the Sponsors, the Dealer Managers, the Information Agent or the Depositary.

Certain of the statements in this Statement and the documents incorporated by reference in this Statement, including, without limitation, statements regarding future transactions, constitute forward-looking statements which involve certain risks. For information on these and other risks, please see “Certain Significant Considerations” below and the disclosure under the caption “Risk Factors” in the Annual Report on Form 10-K filed by the Parent for the fiscal year ended December 31, 2006 and the Quarterly Reports on Form 10-Q filed by the Parent for the quarter ended September 30, 2007.

AVAILABLE INFORMATION

The Parent files reports and other information with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such reports and other information can be inspected and copied at the public reference facilities of the Commission located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material may be obtained by mail, upon payment of the Commission’s prescribed rates, by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be obtained from the website that the Commission maintains at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by the Parent with the Commission pursuant to the Exchange Act are incorporated herein by reference and shall be deemed to be a part hereof:

•	Annual Report on Form 10-K filed by the Parent for the fiscal year ended December 31, 2006 (including all exhibits thereto);

•	Quarterly Report on Form 10-Q filed by the Parent for the quarter ended September 30, 2007 (including all exhibits thereto);

•	Definitive Proxy Statement with respect to the Acquisition on Schedule 14A filed on March 8, 2007 (our “Proxy”);

•	Definitive proxy statement of the Parent on Schedule 14A filed on March 14, 2007; and

•	Current Reports on Form 8-K filed by the Parent on November 8, 2007, November 26, 2007, November 29, 2007, December 12, 2007 and December 20, 2007.

All documents and reports filed by the Parent with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Statement and at or prior to the earlier of the Offer Expiration Date or termination of the Offer and the Consent Solicitation shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents or reports. Notwithstanding the foregoing, no documents or information that are deemed to have been furnished and not filed in accordance with the Commission’s rules are or will be incorporated herein by reference, unless otherwise specifically indicated in such document. Any statement contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

We will provide without charge to each person to whom this Statement is delivered, upon the written request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference herein. Requests should be directed to the Information Agent at its address set forth on the back cover page of this Statement. The information relating to the Offerors contained or incorporated by reference in this Statement does not purport to be complete and should be read together with the information contained in the incorporated documents.

Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the Commission a Tender Offer Statement, on “Schedule TO,” that contains additional information with respect to the offer.

No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Statement or the Schedule TO and, if given or made, such information or representation may not be relied upon as having been authorized by the Company, the Parent, the Sponsors, the Dealer Managers, the Depositary or the Information Agent.

FORWARD-LOOKING STATEMENTS

This Statement contains “forward looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward looking statements because they contain words such as “believes,” “project,” “might,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements made relating to the closing of the Acquisition and the related transactions described in this Statement or to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward looking statements. In addition, we, through our senior management, from time to time make forward looking public statements concerning our expected future operations and performance and other developments. These forward looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. Neither we nor any other party undertakes any obligation to publicly update or revise any forward looking statements as a result of new information, future events or otherwise, except as otherwise required by law.

THE ACQUISITION

On December 19, 2006, the Parent entered into a definitive merger agreement with Hamlet Holdings LLC, a Delaware limited liability company (“Hamlet Holdings”), and Hamlet Merger Inc., a Delaware corporation and a wholly owned subsidiary of Hamlet Holdings (“Merger Sub”). Hamlet Holdings and Merger Sub were formed and are controlled by affiliates of Apollo Global Management, LLC (“Apollo”) and TPG Capital, LP (“TPG” and, together with Apollo, the “Sponsors”). Pursuant to the merger agreement, Merger Sub will merge with and into the Parent, and each share of the Parent’s common stock issued and outstanding immediately prior to the effective time of the merger, will convert into the right to receive $90.00 in cash, which, when taken together with the net settlement of outstanding options, stock appreciation rights, restricted stock and restricted stock units, represents merger consideration of approximately $17,197 million in the aggregate. We refer to the merger and payment of merger consideration as the “Acquisition.” Following the closing of the Acquisition, the Parent and the Company will be subsidiaries of Hamlet Holdings, and Hamlet Holdings will be controlled by persons affiliated with the Sponsors. For additional information about the Acquisition, see “The Merger” in our proxy.

The completion of the Offer and the receipt of the requisite Consents are not conditions to completion of the Acquisition. The Merger Agreement gives the Parent the right, but not the obligation, to the extent permitted by the Indenture, to cause the Company to take any actions reasonably requested by the Parent to effect the defeasance, satisfaction and discharge of the Notes and the Indenture, so long as the Parent has irrevocably deposited with the Trustee sufficient funds to effect such satisfaction and discharge or redemption.

We are making this Offer and Consent Solicitation in order, among other things, to eliminate or waive substantially all of the restrictive covenants contained in the Indenture and the Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions contained in the Indenture and the Notes. See “Purpose of the Offer and the Consent Solicitation” and “Certain Information Concerning the Offerors.”

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Statement and the Consent and Letter of Transmittal. Capitalized terms used but not defined in this summary have the meanings assigned to them elsewhere in this Statement.

Company	Harrah’s Operating Company, Inc., a Delaware corporation.

Parent	Harrah’s Entertainment, Inc., a Delaware corporation.

Notes	Floating Rate Contingent Convertible Senior Notes due 2024 (CUSIP No. 127687AA9; CUSIP No. 127687AB7; ISIN No. US127687AA90; ISIN No. US127687AB73).

Offer	Upon the terms and subject to the conditions described in this Statement and in the related Consent and Letter of Transmittal, the Offerors are offering to purchase for cash any and all of its outstanding Notes identified above. See “Terms of the Offer and the Consent Solicitation.”

Consent Solicitation

Upon the terms and subject to the conditions described in this Statement and in the related Consent and Letter of Transmittal, the Offerors are also soliciting the Consents to the Proposed Amendments. Each Holder who tenders Notes pursuant to the Offer is obligated to deliver a Consent to the Proposed Amendments. Holders may not deliver Consents in the Consent Solicitation without tendering their Notes in the Offer and Holders may not tender their Notes in the Offer without delivering Consents in the Consent Solicitation.

See “Terms of the Offer and the Consent Solicitation,” “Proposed Amendments” and “Acceptance for Payment and Payment for Notes; Acceptance of Consents.”

Consideration	Holders who validly tender their Notes at or prior to the Offer Expiration Date will be eligible to receive on the Payment Date an amount, paid in cash, equal to $1,379.52 for each $1,000 principal amount of the Notes so tendered.

Accrued and Unpaid Interest	In addition to the Consideration, Holders whose Notes are accepted for payment in the Offer shall receive accrued and unpaid interest in respect of such purchased Notes from the last interest payment date for such Notes preceding the Payment Date to, but not including, the Payment Date for Notes purchased in the Offer.

Offer Expiration Date	The Offer will expire at 8:00 a.m., New York City time, on January 23, 2008, unless extended or earlier terminated. It is expected that the Offer Expiration Date will be extended to coincide with the date that the Acquisition becomes effective. See “Terms of the Offer and the Consent Solicitation.”

Purpose of the Offer and the Consent Solicitation	The purpose of the Offer is to acquire any and all of the outstanding Notes identified above in connection with the Acquisition. The purpose of the Consent Solicitation is to obtain Consents in order to adopt the Proposed Amendments.

The Proposed Amendments	The Proposed Amendments would eliminate or waive substantially all of the restrictive covenants contained in the Indenture and the Notes themselves, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions contained in the Indenture and the Notes. For a detailed description of the Proposed Amendments to the Indenture for which Consents are being sought pursuant to the Consent Solicitation, see “Proposed Amendments.”

Requisite Consents	In order to be adopted, the Proposed Amendments must be consented to by the Holders of a majority of the outstanding principal amount of the Notes. It is expected that the Supplemental Indenture will be executed and become effective on the Offer Expiration Date, so long as the requisite Consents are delivered. The Proposed Amendments will become operative immediately prior to the acceptance for purchase of such Notes pursuant to the Offer.

Conditions to the Offers and the Consent Solicitations	The Offer and the Consent Solicitation are conditioned upon the satisfaction or waiver of (i) the Requisite Consents Condition, (ii) the Acquisition Condition and (iii) the General Conditions. See “Conditions to the Offer and the Consent Solicitation.”

Acceptance for Payment and Payment for Notes; Acceptance of Consents	Under the terms and conditions of the Offer and the Consent Solicitation and upon satisfaction or waiver of the conditions thereto, the Offerors will accept for payment and purchase Notes validly tendered and not validly withdrawn at or prior to the Offer Expiration Date. Payment of the Consideration, together with any accrued and unpaid interest up to, but not including, the Payment Date, for Notes validly tendered and accepted for payment is expected to be made promptly following the acceptance of the Notes by the Offerors pursuant to the Offer. See “Acceptance for Payment and Payment for Notes; Acceptance of Consents.”

Withdrawal of Tenders and Revocation of Consents	Tenders of Notes may be validly withdrawn and related Consents may be validly revoked at any time at or prior to the Offer Expiration Date, but not thereafter, by following the procedures described under “Withdrawal of Tenders and Revocation of Consents.” A valid withdrawal of tendered Notes will constitute the concurrent valid revocation of such Holder’s related Consent. In order for a Holder to revoke a Consent validly prior to the Offer Expiration Date, such Holder must validly withdraw the related tendered Notes. Tendered Notes may not be withdrawn and the related Consents may not be revoked subsequent to the Offer Expiration Date. Accordingly, tenders of Notes and the related Consents delivered after the Offer Expiration Date will be irrevocable. Tenders of Notes may be validly withdrawn if the Offer is terminated without any Notes being purchased thereunder. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be promptly returned to the tendering Holders, the Supplemental Indenture will not be executed and the related Consents will be deemed revoked. See “Withdrawal of Tenders and Revocation of Consents.”

Source of Funds	The Offerors expect payments for the purchase of the Notes pursuant to the Offer to be funded by a combination of equity contributions by the Sponsors and their co-investors and debt financings. See “Source and Amount of Funds.”

Conversion Rights as a Result of the Acquisition and Related Transactions	Completion of the Acquisition will constitute a change of control under the Indenture. As a result, holders will have certain conversion rights with respect to their Securities from the closing date of the Acquisition until 15 days after the closing date of the Acquisition. Assuming the Acquisition closes on January 24, 2008, based on the current conversion rate of 1,379.52 shares per $1,000 principal amount of the Notes and the consideration of $90.00 per share to be received by stockholders of Harrah’s Entertainment in the Acquisition, Holders who elect to convert their Notes would receive $1,379.52, per $1,000 principal amount of Notes. Upon a conversion, no interest accruing after the most recent interest payment date is payable. The Company expects to pay any conversion price in cash.

Repurchase Rights as a result of the Acquisition and Related Transactions	Completion of the Acquisition and the related transactions will constitute a change of control under the Indenture. As a result, holders of the Notes will have the right to require us to repurchase the Notes, in whole or in part, at a cash price equal to 100% of the aggregate principal amount of the Notes to be purchased plus any accrued and unpaid interest to, but excluding, the change of control repurchase date. Holders may put their Notes to the Company for repurchase up to 60 days after the Acquisition.

Certain Tax Considerations	Holders of Notes should consider certain United States federal income tax consequences of the Offer and the Consent Solicitation. See “Certain United States Federal Income Tax Consequences.”

The Lead Dealer Manager	Citigroup Global Markets Inc.

The Joint Dealer Managers	Banc of America Securities LLC, J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The Information Agent and Depositary	Global Bondholder Services Corporation.

Assistance; Further Information; Additional Documentation	Any questions or requests for assistance concerning the Offer and the Consent Solicitation may be directed to the Lead Dealer Manager at its address and telephone numbers set forth on the back cover of this Statement. Requests for additional copies of this Statement and the Consent and Letter of Transmittal may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Statement. Requests for copies of the Indenture and the form of the Supplemental Indenture may also be directed to the Information Agent. Beneficial owners may also contact their custodians for assistance concerning the Offer and the Consent Solicitation.

This Statement and the related Consent and Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer and the Consent Solicitation.

TERMS OF THE OFFER AND THE CONSENT SOLICITATION

General. The Offerors hereby offer to purchase for cash any and all outstanding Notes at a purchase price of $1,379.52 for each $1,000 principal amount of Notes, plus accrued and unpaid interest to but not including, the Payment Date, upon the terms and subject to the conditions set forth in this Statement and the related Consent and Letter of Transmittal.

In each case, Holders whose Notes are accepted for payment in the Offer shall receive accrued and unpaid interest in respect of such purchased Notes from the last interest payment date for such series of Notes preceding the Payment Date to, but not including, the Payment Date for Notes purchased in the Offer.

Payment of the Consideration for Notes validly tendered and accepted for payment, together with accrued and unpaid interest, is expected to be made promptly following the acceptance for payment of such Notes tendered pursuant to the Offer.

The purpose of the Offer is to acquire any and all of the outstanding Notes in connection with the Acquisition. The purpose of the Consent Solicitation is to obtain the Consents in order to adopt the Proposed Amendments, which would, among other things, eliminate or waive substantially all of the restrictive covenants contained in the Indenture and the Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions contained in the Indenture and the Notes. The Proposed Amendments will be set forth in a supplemental indenture to the Indenture (the “Supplemental Indenture”). It is expected that the Supplemental Indenture will be executed and become effective on the Offer Expiration Date, so long as the requisite Consents are delivered. In order to be adopted, the Proposed Amendments must be consented to by the Holders of a majority of the outstanding principal amount of the Notes. The Proposed Amendments will become operative immediately prior to the acceptance for purchase of the Notes pursuant to the Offer. A Holder who validly tenders Notes will, by tendering such Notes, be consenting to the Proposed Amendments. See “Proposed Amendments.”

Holders who desire to tender their Notes pursuant to the Offer and to receive the Consideration are required to tender such Notes validly and deliver their Consent to the Proposed Amendments at or prior to the Offer Expiration Date. The Offer Expiration Date will be 8:00 a.m., New York City time, on January 23, 2008, unless extended or earlier terminated by the Offerors in their sole discretion. It is expected that the Offer Expiration Date will be extended to coincide with the date that the Acquisition becomes effective. The completion, execution and delivery of the Consent and Letter of Transmittal, or transmission of an Agent’s Message, by a Holder in connection with the tender of Notes will constitute the delivery of the Consents of the tendering Holders to the Proposed Amendments. If a Holder’s Notes are not validly tendered pursuant to the Offer at or prior to the Offer Expiration Date, or such Holder’s Consent with respect to such Notes is either not validly delivered or is revoked and not validly redelivered at or prior to the Offer Expiration Date, such Holder will not be eligible to receive the Consideration. Adoption of the Proposed Amendments may have adverse consequences for Holders who do not validly tender Notes pursuant to the Offer. The Offerors are not soliciting and will not accept Consents to the Proposed Amendments from Holders who are not also tendering their Notes pursuant to the Offer.

Holders may not deliver Consents without tendering their Notes in the Offer, and may not revoke Consents without withdrawing the previously tendered Notes to which such Consents relate. Tendered Notes may not be withdrawn and the related Consents may not be revoked subsequent to the Offer Expiration Date.

All Notes validly tendered in accordance with the procedures set forth under “Procedures for Tendering Notes and Delivering Consents,” and not validly withdrawn in accordance with the procedures set forth under “Withdrawal of Tenders and Revocation of Consents,” at or prior to the Offer Expiration Date will, upon the terms and subject to the conditions hereof, including satisfaction or waiver of the Requisite Consents Condition, the Acquisition Condition and the General Conditions, be accepted for payment by the Offerors.

If the requisite Consents are received and the Supplemental Indenture has become operative, the Proposed Amendments will be binding on all Holders of such Notes. Accordingly, consummation of the Offer and the adoption of the Proposed Amendments may have adverse consequences for Holders who elect not to tender Notes affected thereby in the Offer. See “Certain Significant Considerations.”

The Offerors’ obligation to accept, and pay for, Notes validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of (i) the Requisite Consents Condition, (ii) the Acquisition Condition and (iii) the General Conditions. Subject to applicable laws and the terms and conditions set forth in this Statement, the Offerors reserve the right, at or prior to the Offer Expiration Date, (a) to waive any and all conditions to the Offer or the Consent Solicitation, (b) to extend or terminate the Offer or the Consent Solicitation or (c) to otherwise amend the Offer or the Consent Solicitation in any respect. See “Conditions to the Offer and the Consent Solicitation.” The rights reserved by the Offerors in this paragraph are in addition to the Offerors’ rights to terminate the Offer described under “Conditions to the Offer and the Consent Solicitation.” The Offerors intend to terminate the Offer and the Consent Solicitation if the Merger Agreement is terminated. Any extension, amendment or termination will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Date. Without limiting the manner in which any public announcement may be made, the Offerors shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to Business Wire or the Dow Jones News Service.

Consideration. Holders must validly tender Notes and deliver Consents at or prior to the Offer Expiration Date in order to be eligible to receive the Consideration. If the Offerors make a material change in the terms of the Offer or Consent Solicitation or the information concerning the Offer or Consent Solicitation, the Offerors will disseminate additional offering materials and extend such Offer or, if applicable, Consent Solicitation, to the extent required by law. If the Offer or Consent Solicitation is amended at or prior to the Offer Expiration Date in a manner determined by the Offerors in their sole discretion to constitute a material adverse change to the Holders, the Offerors promptly will disclose such amendment and, if necessary, extend the Offer and the Consent Solicitation for a period deemed by the Offerors to be adequate and in compliance with applicable law to permit Holders to withdraw their Notes and revoke their Consents. If the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to any Offer is decreased, the Offer will remain open at least ten business days from the date the Offerors first give notice to Holders of the Notes, by public announcement or otherwise, of such increase or decrease. In addition, the Offerors may, if they deem appropriate, extend the Offer for any other reason. Any extension, amendment or termination will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Date. Without limiting the manner in which any public announcement may be made, the Offerors shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to Business Wire or the Dow Jones News Service. See “Withdrawal of Tenders and Revocation of Consents.”

PURPOSE OF THE OFFER AND THE CONSENT SOLICITATION

The purpose of the Offer is to acquire any and all of the outstanding Notes in connection with the Acquisition. The purpose of the Consent Solicitation is to obtain the Consents in order to adopt the Proposed Amendments, which would, among other things, eliminate or waive substantially all of the restrictive covenants contained in the Indenture and the Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions contained in the Indenture and the Notes. The completion of the Offer and the receipt of the requisite Consents are not conditions to completion of the Acquisition. The Merger Agreement gives the Parent the right, but not the obligation, to the extent permitted by the Indenture, to cause the Company to take any actions reasonably requested by the Parent to effect the defeasance, satisfaction and discharge of such Notes and the Indenture with respect to the Notes, so long as the Parent has irrevocably deposited with the Trustee sufficient funds to effect such satisfaction and discharge or redemption.

Following the consummation or termination of the Offer, the Company and its subsidiaries or affiliates may from time to time acquire Notes other than pursuant to the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers, optional redemption transactions or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the prices to be paid pursuant to the Offer and could be for cash or other consideration.

NON-CONVERTIBLE NOTES TENDER OFFER AND CONSENT SOLICITATION

Concurrently with the Offer, the Offerors are separately offering to purchase any and all of the Company’s $250 million Senior Floating Rate Notes due 2008, $400 million 8.875% Senior Subordinated Notes due 2008, $136 million 7.5% Senior Notes due 2009, $425 million 7.5% Senior Notes due 2009 and $300 million 7% Senior Notes due 2013, and soliciting consents from the holders of such securities to certain amendments to the applicable indentures under which such securities were issued (the “Non-Convertible Debt Tender Offers”). Completion of the Non-Convertible Debt Tender Offers are subject to conditions similar to the conditions to the Offer. See “Conditions to the Offer and the Consent Solicitation.” The terms of the Non-Convertible Debt Tender Offers may be amended and the conditions waived as specified in the relevant offer documents.

SOURCE AND AMOUNT OF FUNDS

Assuming (i) 100% of the outstanding principal amount of the Notes is tendered and accepted for payment, (ii) each Holder receives the Consideration and (iii) the Payment Date in respect of all Notes purchased in the Offers is January 24, 2008, approximately $514 million would be required to pay the Consideration in connection with the Offer and the Consent Solicitation together with accrued and unpaid interest on the Notes.

In connection with the Acquisition, the Parent will cause an aggregate of approximately $17,197 million to be paid to the holders of common stock of the Parent and holders of stock options, restricted stock, restricted stock units and performance awards. The Company also expects to complete the Non-Convertible Debt Tender Offers. As of September 30, 2007, the aggregate principal amount of the securities subject thereto was approximately $1,511 million. In addition, it is expected that the Company’s existing credit facilities and certain mortgage debt will be repaid. As of September 30, 2007, this debt amounted to approximately $5,685 million.

Debt Financing

In connection with the execution and delivery of the Merger Agreement, Hamlet Holdings obtained a debt commitment letter, dated as of December 19, 2006, from Bank of America, N.A. (together with one of more of its affiliates, “Bank of America”), Bank of America Bridge LLC (“Bank of America Bridge”), Bank of America Securities LLC (“BAS”), Citigroup Global Markets Inc. (“Citigroup”), Citibank, N.A. (“Citi”), Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Island Branch (“CS”), Deutsche Bank AG New York Branch (“DBNY”), Deutsche Bank Cayman Islands Branch (“DB Cayman”), Deutsche Bank Securities, Inc., JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities, Inc., Merrill Lynch Capital Corporation (“ML” and, together with Bank of America, Bank of America Bridge, Citigroup, Citi, DBNY, DB Cayman and JPMCB, the “Debt Financing Sources”) pursuant to which, subject to the conditions set forth therein:

•

each of the Debt Financing Sources has severally and not jointly committed to provide to the Company up to $9.0 billion of senior secured credit facilities, for the purpose of financing the Acquisition, repaying or refinancing certain existing indebtedness of the Company and its subsidiaries, paying fees and expenses incurred in connection with the Acquisition and providing ongoing working capital and for other general corporate purposes of the Company and its subsidiaries following completion of the Acquisition;

•

each of the Debt Financing Sources has severally and not jointly committed to provide to the Company, if up to $6.025 billion of senior unsecured notes are not issued at or prior to the initial funding of the senior secured credit facilities, up to $6.025 billion of senior unsecured increasing rate loans under a bridge facility, for the purpose of financing the Acquisition, repaying or refinancing certain existing indebtedness of the Company and its subsidiaries and paying fees and expenses incurred in connection with the Acquisition; and

•

each of the Debt Financing Sources has severally and not jointly committed to provide to subsidiaries of the Parent up to $8.0 billion of real estate credit facilities, for the purpose of financing the Acquisition, repaying or refinancing certain existing indebtedness of the Parent and its subsidiaries and paying fees and expenses incurred in connection with the Acquisition.

The debt commitments expire on May 19, 2008 (plus a one-month extension if the Company shall have begun but not completed the marketing period for such facilities by May 19, 2008) unless the Debt Financing Sources, in their discretion, agree to an extension. The documentation governing the senior secured credit facilities and the real estate credit facilities has not been finalized and, accordingly, the actual terms of such facilities may differ from those described in this Statement. As of the date of this Statement, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available as anticipated.

Conditions Precedent to the Debt Commitments

The availability of the facilities contemplated by the debt financing commitments is subject, among other things, to consummation of the Acquisition in accordance with the Merger Agreement (without giving effect to any amendments, modifications or waivers thereto by Hamlet Holdings that are materially adverse to the interests of the lenders without the reasonable consent of the requisite lead arrangers), the funding of the equity financing, delivery of “know your customer” and PATRIOT Act information and documentation, delivery of certain pro forma financial information, completion of the Non-Convertible Debt Tender Offer, absence of any competing issues of debt securities or commercial bank or other credit facilities being offered, placed or arranged, expiration of a “Marketing Period” consistent with the definition of “Marketing Period” in the Merger Agreement, the execution of certain guarantees and the creation of security interests and the negotiation, execution and delivery of definitive documentation.

New Senior Secured Credit Facilities

Overview. The new senior secured credit facilities provide for senior secured financing of up to $9 billion, consisting of: (i) a secured term loan facility in an aggregate principal amount of up to $7 billion with a maturity of seven years; and (ii) a senior secured revolving credit facility in an aggregate principal amount of $2 billion with a maturity of six years, including both a letter of credit sub-facility and a swingline loan sub-facility.

Interest Rates and Fees. Borrowings under the senior secured facilities will bear interest at a rate equal to the then-current LIBOR (London Interbank Offered Rate) rate or at a rate equal to the alternate base rate, in each case, plus an applicable margin.

In addition, on the last day of each calendar quarter, the Company is required to pay each lender (i) a commitment fee in respect of any unused commitments under the revolving credit facility and the delayed draw portion of the term facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility.

Amortization. Our new senior secured credit facilities require scheduled quarterly payments on the term loans in amounts equal to 0.25% of the original principal amount of the term loans for six years and three quarters, with the balance paid at maturity.

Collateral and Guarantors. Our new senior secured credit facilities are guaranteed by the Parent, and is secured by a pledge of the Company’s capital stock, and by substantially all of the existing and future property and assets of the company and the Company’s material, wholly owned domestic subsidiaries and by a pledge of the capital stock of the subsidiary pledgors (which pledge, in the case of foreign subsidiaries, shall be limited to 65% of the voting equity interest of material first-tier foreign subsidiaries). The collateral will also be subject to an intercreditor agreement.

Restrictive Covenants and Other Matters. Our new senior secured credit facilities require that the Company, after an initial grace period, comply on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, our new senior secured credit facilities include negative covenants, subject to significant exceptions, restricting or limiting our ability and the ability of our restricted subsidiaries to, among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends on or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) create liens on certain assets to secure debt; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; (vii) enter into certain transactions with our affiliates; and (viii) designate its subsidiaries as unrestricted subsidiaries.

The Parent will not be bound by any financial or negative covenants contained in the credit agreement other than with respect to its ownership in the Company and the pledge in its stock of the Company.

The new senior secured credit facilities will also contain certain customary affirmative covenants and events of default.

BAS, Citigroup, CS, DBNY, JPMCB and ML (or in each case, their designated affiliates) have been appointed as joint book-running managers for the senior secured credit facilities. Citi, CS, JPMCB and ML (or in each case, their designated affiliates) have been appointed as co-documentation agents for the senior secured credit facilities. Bank of America will act as the sole administrative agent and collateral agent and DBNY will act as the syndication agent for the senior secured credit facilities.

High-Yield Debt Financing

The Company is expected to incur (i) up to $4.525 billion in aggregate principal amount of senior unsecured debt and (ii) up to $1.5 billion in aggregate principal amount of optional PIK interest senior debt.

Bridge Facility

If the high yield debt financing is not completed at or prior to the initial funding under the senior secured credit facilities, the Debt Financing Sources have committed to the Company up to $6.025 billion of senior unsecured increasing rate loans under a bridge facility.

If the bridge loans are not paid in full on or before the first anniversary of the completion of the Acquisition, the bridge loans will automatically convert into senior unsecured term loans maturing on the tenth anniversary of the completion of the Acquisition. Holders of any such senior unsecured term loans may choose to exchange such loans in whole or in part for senior unsecured exchange notes maturing on the tenth anniversary of the completion of the Acquisition, provided however, the Company may defer the first issuance of such senior unsecured exchange notes until such time as the Company shall have received requests to issue an aggregate of at least $100 million in principal amount of senior unsecured exchange note.

The bridge loans will bear interest at a floating rate equal to LIBOR plus a spread that increases over time, and will contain covenants customary for financings of this type, including covenants restricting the ability of the borrower, among other things and subject to exceptions, to incur or repay certain debt, to make dividends, distributions or redemptions and to incur liens. The Company will be able to pay interest from time to time on up to $1.5 billion of the senior unsecured bridge loans by issuing additional loans or exchange notes in an amount equal to the interest then due.

The Company will be required to prepay (or offer to prepay, in the event of a change of control) the bridge loans, to prepay or offer to prepay the extended loans and to redeem or offer to purchase the senior unsecured exchange notes under certain circumstances, including upon certain non-ordinary course asset sales and receipt of insurance and condemnation proceeds or certain incurrences of debt (in each case, with certain exceptions) and upon a change of control of the Company.

BAS, CS, DBNY, JPMCB and ML (or, in each case, one of their affiliates) have been appointed as joint book-running managers for the bridge facilities. Bank of America Bridge, CS, JPMCB and ML (or, in each case, one of their affiliates) have been appointed as co-documentation agents for the bridge facilities. Citigroup and DB Cayman will act as joint lead arrangers and Citigroup will act as the sole agent for the bridge facilities.

Real Estate Facility

The Debt Financing Sources have committed to provide to Subsidiaries of the Parent up to $8.0 billion of real estate credit facility, which will be comprised of (i) a term loan in an aggregate amount necessary to yield net cash proceeds of $7.25 Billion (the “Real Estate Term Loan”), (ii) one or more mortgage loans to be made to one or more newly formed direct or indirect wholly owned subsidiaries of the Parent that hold certain casino properties and related operating assets of those casinos (the “Mortgage Loans”) and/or (iii) in the sole discretion of the real estate lead arranger, one or more levels of mezzanine financing related thereto (the “Mezzanine Loans” and, together with the Mortgage Loans, the “CMBS Loans”) to be made to the holders of direct or indirect equity interest in such newly formed subsidiary property owners. None of the properties or other assets securing the Real Estate Term Loans and/or the CMBS Loans will be owned by the Company and its subsidiaries, and none of them will be obligors with respect to such Loans.

BAS, Citigroup, CS, DBNY, JPMCB and ML, or in each case, their designated affiliate, have been appointed as joint bookrunners and lead managers for the real estate facilities. JPMCB will act as the sole lead arranger for the real estate facilities.

Equity Financing

It is expected that in connection with the Acquisition, the Sponsors, their co-investors and certain members of the management in the Parent, will contribute up to approximately $6,096 million of equity to the Parent, which amount will be used to fund the remainder of the acquisition costs that are not covered by the debt financing.

In addition to the payment of the merger consideration, the funds from the sources described above will be used for purposes such as the tenders for, or refinancing of, the Company’s existing debt (including debt represented by the Notes), and for other costs and expenses related to the Acquisition.

CERTAIN INFORMATION CONCERNING THE OFFERORS

The Parent is the world’s largest and most geographically diversified gaming company with #1 or #2 market share, based on revenue, in almost every major gaming market in the U.S. As of September 30, 2007, the Parent, owned or managed 50 casinos across 12 U.S. states and 6 countries under the Harrah’s®, Caesars®, and Horseshoe® brand names, among others. The Parent operates the industry’s largest and most widely recognized customer recognition and loyalty program, called Total Rewards®, which has over 40 million members worldwide. In addition, the Parent owns and operates the World Series of Poker®.

The Parent’s and the Company’s principal executive offices are located at One Caesars Palace Drive, Las Vegas, Nevada 89109 and its telephone number is (702) 407-6000.

Additional information concerning the Parent, the Company, their business and their financial condition is contained in documents, reports and other information filed by the Parent with the Commission. See “Available Information.”

CERTAIN SIGNIFICANT CONSIDERATIONS

The following considerations, in addition to the other information described elsewhere in this Statement, should be carefully considered by each Holder before deciding whether to participate in the Offer and the Consent Solicitation.

Effects of the Proposed Amendments. If the Proposed Amendments become operative, Notes that are not tendered and purchased pursuant to the Offer will remain outstanding immediately following the completion of the Offer and will be subject to the terms of the Indenture as modified by the Supplemental Indenture. Among other things, as a result of the adoption of the Proposed Amendments substantially all of the restrictive covenants and certain events of default contained in the Indenture and the Notes will be eliminated or waived, covenants regarding mergers and consolidations will be modified, and certain other provisions contained in the Indenture and the Notes will be modified or eliminated. Following the adoption and implementation of the Proposed Amendments, Holders of Notes not tendered will no longer be entitled to the benefits of such covenants, events of default and other provisions. The elimination of these covenants, events of default and other provisions will permit the Company to take certain actions previously prohibited that could increase the credit risks with respect to the Company, adversely affect the market price and credit rating of the remaining Notes. See “Proposed Amendments.”

Highly Leveraged Company. Following consummation of the Acquisition and the related transactions, the Company will be highly leveraged. As of September 30, 2007, on a pro forma basis, the Company would have had $17,988 million face value of outstanding indebtedness, and twelve months ended September 30, 2007, pro forma debt service payment obligations of $1,445 million (including approximately $941 million of debt service on fixed rate obligations). In addition, as of September 30, 2007, on a pro forma basis, the Parent and its subsidiaries would have had $25,249 million face value of outstanding indebtedness, and twelve months ended September 30, 2007, pro forma debt service payment obligations of $1,951 million (including approximately $946 million of debt service on fixed rate obligations). The Company’s ability to generate sufficient cash flow from operations to make scheduled payments on its debt will depend on a range of economic, competitive and business factors, many of which are outside the Company’s control. Its business may not generate sufficient cash flow from operations to meet the Company’s debt service and other obligations. If the Company is unable to meet its expenses, debt service obligation and other obligations, it may need to refinance all or a portion of its indebtedness on or before maturity, sell assets or raise equity. The Company may not be able to refinance any of its indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause the Company to default on its obligations and impair its liquidity. The Company’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have a material adverse effect on its business, financial condition and results of operations.

In addition, the $6,025 million aggregate principal amount of senior unsecured indebtedness that the Company plans to incur in connection with the Acquisition as described under “Source and Amount of Funds—Debt Financing—High Yield Debt Financing” and “—Bridge Facilities” will be guaranteed by all of the Company’s material wholly owned domestic subsidiaries, and the $7,000 million new senior secured credit facilities that the Company plans to incur as described under “Source and Amount of Funds—Debt Financing—New Senior Secured Credit Facilities” will be secured by a pledge of all of the assets of the Company and of each of its material wholly owned domestic subsidiaries. As such, any Notes that are not tendered in the Offer and remain outstanding thereafter will be structurally subordinated to the senior unsecured indebtedness and new senior secured credit facilities to the extent of such guarantees and the pledges. Further, in connection with the new real estate facility to be provided to certain subsidiaries of the Parent for purposes of funding the Acquisition as described under “Source and Amount of Funds—Debt Financing—Real Estate Facility,” certain casino properties and related operating assets of those casinos will be spun out of the Company and held by subsidiaries of the Parent that are side-by-side of the Company, and as such, any income from those properties and operating assets will no longer be income of the Company and will not be available for servicing the Notes.

Limited Trading Market. The Notes are not listed on any national or regional securities exchange. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to contact their brokers with respect to current information regarding the Notes. To the extent that Notes are tendered and accepted in the Offer, any existing trading market for the remaining Notes may become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. The reduced float may also make the trading price of the Notes that are not tendered and accepted for payment more volatile. Consequently, the liquidity, market value and price volatility of Notes that remain outstanding may be adversely affected. Holders of unpurchased Notes may attempt to obtain quotations for the Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following consummation of the Offer. The extent of the public market for the Notes following consummation of the Offer will depend upon the number of Holders remaining at such time, the interest in maintaining a market in such Notes on the part of securities firms and other factors.

Repurchases of the Notes. Whether or not the Offer is consummated, the Company may from time to time acquire Notes other than pursuant to the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers, optional redemption transactions or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the prices to be paid pursuant to the Offer, and may be for cash or other consideration.

PROPOSED AMENDMENTS

Deletion of Certain Covenants and Provisions in the Indenture (and related references in the Notes). The Notes have been issued pursuant to their Indenture. In general, the Proposed Amendments would delete in their entirety or waive many of the restrictive covenants and references thereto contained in the Indenture and the Notes as well as certain events of default, waive compliance with a covenant in certain circumstances, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions contained in the Indenture and the Notes.

        The Proposed Amendments would delete the covenants and certain other provisions listed below and references thereto in their entirety from the Notes, as well as the defined terms and other references related to such covenants and provisions, but made irrelevant as a result of their deletion.

Section 4.02	(SEC and Other Reports)

Section 4.03	(Compliance Certificate; Notice of Default)

Section 4.04	(Further Instruments and Acts)

Section 4.05	(Maintenance of Office or Agency)

Section 4.06	(Delivery of Certain Information)

Section 4.07	(Liquidated Damages)

Section 5.01	(When the Company May Consolidate, Merger or Transfer Assets - deleting clause 5.01(b) specifying certain conditions to consolidations, mergers, conveyances, transfers or leases of all or substantially all of the Company’s property and assets)

Section 6.01	(Events of Default - deleting clauses (c), (d), (e) and (f) relating to covenant or warranty breaches, cross-acceleration rights and defaults related to certain bankruptcy events)

In addition to the foregoing, execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver with respect to all claims against the Company, the Sponsors, the Parent and Merger Sub and of any breach that may otherwise arise under the Indenture in relation to the Acquisition and the financing therefor. The Proposed Amendments will also delete defined terms to the extent such terms are no longer used in the Indenture, eliminate section references that cease to have meaning by virtue of the changes made by the Proposed Amendments and effect certain other conforming changes.

The Proposed Amendments each constitute a single proposal for the Consent Solicitation, and a consenting Holder must consent to the Proposed Amendments Notes as an entirety and may not consent selectively with respect to certain of the Proposed Amendments.

It is expected that the Supplemental Indenture will be executed and become effective on the Offer Expiration Date, provided that the requisite Consents sought pursuant to the Consent Solicitation are delivered. The Proposed Amendments will become operative immediately prior to the acceptance for purchase of such Notes pursuant to the Offer. If the Proposed Amendments are adopted and the Offer is completed, the Notes that are not tendered, or that are not accepted for payment pursuant to the Offer, will remain outstanding but will be subject to the terms of the Indenture, as modified by the applicable Supplemental Indenture.

The valid tender by a Holder of Notes pursuant to the Offer will constitute the valid delivery of a Consent by such Holder to the Proposed Amendments with respect to the Notes and the Indenture. The Offerors are not soliciting and will not accept Consents from Holders who are not tendering their Notes pursuant to the Offer.

In order to be adopted, the Proposed Amendments must be consented to by the Holders of a majority of the outstanding principal amount of the of Notes.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR NOTES; ACCEPTANCE OF CONSENTS

Upon the terms and subject to the conditions of the Offer and the Consent Solicitation (including if the Offer and the Consent Solicitation are extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Offerors will purchase, by accepting for payment, and will pay for, all Notes validly tendered (and not validly withdrawn) pursuant to the Offer at or prior to the Offer Expiration Date and will pay for all Consents validly delivered (and not validly revoked) pursuant to the Consent Solicitation. Payment of the Consideration, together with any accrued and unpaid interest up to, but not including, the Payment Date, for Notes validly tendered and accepted for payment will be made on the Payment Date. The Depositary will act as agent for tendering Holders for the purpose of receiving payment from the Offerors and transmitting such payment to tendering Holders. Payment shall be deemed to have been made by the Offerors upon the transfer by the Offerors of the Consideration, plus accrued and unpaid interest payable to the Depositary or in accordance with its instruction. Under no circumstances will interest on the Consideration be paid by the Offerors by reason of any delay on behalf of the Depositary in making such payment.

The Offerors expressly reserve the right, in their sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of or payment for Notes in order to comply, in whole or in part, with any applicable law. See “Conditions to the Offer and the Consent Solicitation.” In all cases, assuming the satisfaction or waiver of all conditions to the Offer, payment by the Depositary to Holders of the Consideration will be made only after timely receipt by the Depositary of (i) certificates representing such Notes or timely confirmation of a book-entry transfer of such Notes into the Depositary’s account at DTC pursuant to the procedures set forth under “Procedures for Tendering Notes and Delivering Consents,” (ii) a properly completed and duly executed Consent and Letter of Transmittal (or a manually signed facsimile thereof) or a properly transmitted Agent’s Message, in the case of tenders through ATOP and (iii) any other documents required by the Consent and Letter of Transmittal, as applicable.

For purposes of the Offer, validly tendered Notes (or defectively tendered Notes for which the Offerors have waived such defect) will be deemed to have been accepted for payment by the Offerors if, as and when the Offerors give oral or written notice thereof to the Depositary. For purposes of the Consent Solicitation, Consents validly delivered to the Depositary will be deemed to have been accepted by the Offerors if, as and when the Offerors and the Trustee execute the Supplemental Indenture on the Offer Expiration Date. The Proposed Amendments will become operative immediately prior to the acceptance for purchase of the Notes pursuant to the Offer.

If any tendered Notes are not purchased pursuant to the Offer for any reason, or certificates are submitted evidencing more Notes than are tendered, such Notes not purchased will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered) unless otherwise requested by such Holder under “Special Delivery Instructions” in the Consent and Letter of Transmittal, promptly following the Offer Expiration Date or termination of the Offer.

The Offerors reserve the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates, the right to purchase Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Offerors of their obligations under the Offer or prejudice the rights of tendering Holders to receive the Consideration pursuant to the Offer and the Consent Solicitation.

It is a condition precedent to the Offerors’ obligation to purchase Notes pursuant to an Offer that, among other conditions, the requisite Consents to the Proposed Amendments have been received and the Supplemental Indenture has been executed and delivered by the Company, the Parent and the Trustee. See “Conditions to the Offer and the Consent Solicitation.”

PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS

Holders will not be entitled to receive the Consideration unless they BOTH tender their Notes pursuant to the Offer AND deliver their Consents to the Proposed Amendments with respect to the Notes at or prior to the Offer Expiration Date. The tender of Notes pursuant to the Offer and in accordance with the procedures described below will constitute (i) a tender of the Notes and (ii) the delivery of a Consent by such Holder with respect to the Notes. The Offerors is not soliciting and will not accept Consents to the Proposed Amendments from Holders who are not tendering their Notes pursuant to the Offer, and will not accept tenders of Notes from Holders who do not deliver their Consents pursuant to the Consent Solicitation. Notes may only be tendered, and Consents may only be delivered, in denominations of $1,000 principal amount and integral multiples thereof.

The method of delivery of Notes and Consents and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the person tendering Notes and delivering Consents and Letters of Transmittal and, except as otherwise provided in the Consent and Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested and that the mailing be made sufficiently in advance of the Offer Expiration Date to permit delivery to the Depositary at or prior to such date.

Tender of Notes and Delivery of Consents. The tender by a Holder of Notes and delivery of Consents (and subsequent acceptance of such tender by the Offerors) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and the Offerors in accordance with the terms and subject to the conditions set forth in this Statement and in the Consent and Letter of Transmittal.

The procedures by which Notes may be tendered and Consents delivered by beneficial owners who are not registered Holders will depend upon the manner in which the Notes are held.

Tender of Notes Held Through a Custodian. Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes and deliver Consents should contact its nominee promptly and instruct such nominee to tender Notes and deliver the related Consents on such beneficial owner’s behalf. The beneficial owner may be required to sign a valid proxy pursuant to the Consent and Letter of Transmittal, because Notes may not be tendered without also consenting to the Proposed Amendments. If such beneficial owner wishes to tender such Notes and deliver Consents itself, such beneficial owner must, prior to completing and executing the Consent and Letter of Transmittal and delivering such Notes, make appropriate arrangement to register ownership of the Notes in such beneficial owner’s name. The transfer of record ownership may take considerable time.

Tender of Notes Held Through DTC. To tender Notes (and deliver the related Consents) that are held through DTC, DTC participants may electronically transmit their acceptance through ATOP (and thereby tender Notes and deliver the related Consents), for which the transaction will be eligible. Upon receipt of such participant’s acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent’s Message to the Depositary for its acceptance. Delivery of tendered Notes must be made to the Depositary pursuant to the book-entry delivery procedures set forth below.

Except as provided below, unless the Notes being tendered are deposited with the Depositary at or prior to the Offer Expiration Date (accompanied by a properly completed and duly executed Consent and Letter of Transmittal or a properly transmitted Agent’s Message), the Offerors may, at their option, treat such tender as defective for purposes of the right to receive the Consideration. Payment for the Notes will be made only against deposit of the tendered Notes and delivery of any other required documents.

A DTC participant using ATOP may validly deliver a Consent through ATOP with respect to Notes transferred through ATOP. Any DTC participant which has Notes credited to its DTC account at any time (and thereby held of record by DTC’s nominee) may directly provide a Consent to the Proposed Amendments as though it were the registered Holder by completing, executing and delivering the Consent and Letter of Transmittal or having transmitted an Agent’s Message.

Book-Entry Delivery Procedures. The Depositary will establish accounts with respect to the Notes at DTC for purposes of the Offer within two business days after the date of this Statement, and any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Notes may be effected through book-entry transfer into the Depositary’s account at DTC, an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one or more of its addresses set forth on the back cover of this Statement at or prior to the Offer Expiration Date in connection with the tender of the Notes. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary’s account at DTC as described above is referred to in this Statement as a “Book-Entry Confirmation.” The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book Entry Confirmation, which states that DTC has received an express acknowledgment from each participant in DTC tendering the Notes and that such participants have received the Consent and Letter of Transmittal and agree to be bound by the terms of the Consent and Letter of Transmittal and the Offerors may enforce such agreement against such participants.

Tender of Notes Held in Physical Form. As of December 20, 2007, there were no Notes held in physical form by any Holder (other than global notes held by DTC). If any Holder has subsequently acquired physical certificates, the Holder should follow the instructions in this section. To tender Notes held in physical form (and deliver the related Consents), a properly completed manually signed Consent and Letter of Transmittal (or a manually signed facsimile thereof), duly executed by the Holder of such Notes, and any other documents required by the Consent and Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Statement and certificates representing such Notes must be received by the Depositary at such address at or prior to the Offer Expiration Date. A tender of Notes may also be effected through depositing Notes with DTC and making book-entry delivery as described above. However, a completed and executed Consent and Letter of Transmittal is still required to effectuate the valid delivery of related Consents with respect to such Notes. Consents and Letters of Transmittal and Notes should be sent only to the Depositary and should not be sent to the Offerors, any of the Dealer Managers or the Information Agent.

If the Notes are registered in the name of a person other than the signer of the Consent and Letter of Transmittal, then, in order to tender such Notes pursuant to the Offer, the Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name or names of such Holder or Holders appear on the Notes, with the signature(s) on the Notes or instrument of transfer guaranteed as provided below. The Holder or Holders of such Notes must sign a valid proxy pursuant to the Consent and Letter of Transmittal, because Notes may not be tendered without also consenting to the Proposed Amendments, and only registered Holders as of the date of delivery of the Consent and Letter of Transmittal are entitled to deliver Consents.

Mutilated, Lost, Stolen or Destroyed Certificates. If a Holder desires to tender Notes, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, such Holder should contact the Trustee to receive information about the procedures for obtaining replacement certificates for Notes.

Signature Guarantees. Signatures on all Consents and Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a “Medallion Signature Guarantor”), unless the Notes tendered and Consents delivered thereby are tendered and delivered (i) by a registered Holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed either or both of the boxes entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the Consent and Letter of Transmittal, or (ii) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”). See Instruction 1 of the Consent and Letter of Transmittal. If the Notes are registered in the name of a person other than the signer of the Consent and Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered Holder, then the signature on the Consent and Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above. See Instructions 1 and 6 of the Consent and Letter of Transmittal.

Notwithstanding any other provision hereof, payment of the Consideration for Notes tendered and accepted for payment pursuant to the Offer will, in all cases, be made only after receipt by the Depositary of the tendered Notes (or Book Entry Confirmation of the transfer of such Notes into the Depositary’s account at DTC as described above), and a Consent and Letter of Transmittal (or facsimile thereof) with respect to such Notes, properly completed and duly executed, with any signature guarantees and any other documents required by the Consent and Letter of Transmittal, or a properly transmitted Agent’s Message.

Backup U.S. Federal Income Tax Withholding. To prevent backup U.S. federal income tax withholding, a tendering Holder of Notes must (i) provide the Depositary with such Holder’s correct taxpayer identification number and certify that such Holder is not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Consent and Letter of Transmittal or (ii) otherwise establish a basis for exemption from backup withholding. See “Certain United States Federal Income Tax Consequences.”

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Notes or delivery of Consents pursuant to any of the procedures described above will be determined by the Offerors in their sole discretion (whose determination shall be final and binding). The Offerors expressly reserve the absolute right, in their sole discretion, subject to applicable law, to reject any or all tenders of any Notes or delivery of any or all Consents determined by it not to be in proper form or, in the case of tenders of Notes, if the acceptance for payment of, or payment for, such Notes may, in the opinion of the Offerors’ counsel, be unlawful. The Offerors also reserve the absolute right, in their sole discretion, subject to applicable law, to waive or amend any of the conditions of the Offer or the Consent Solicitation or to waive any defect or irregularity in any tender with respect to Notes or delivery of Consents of any particular Holder, whether or not similar defects or irregularities are waived in the can of other Holders. A waiver of any defect or irregularity with respect to the tender of one Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Note. The Offerors’ interpretation of the terms and conditions of the Offer and the Consent Solicitation (including the Consent and Letter of Transmittal and the Instructions thereto) will be final and binding. None of the Company, the Parent, the Sponsors, the Dealer Managers, the Information Agent, the Depositary, the Trustees or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Offerors waive their right to reject a defective tender of Notes, the Holder will be entitled to the Consideration.

WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS;

ABSENCE OF APPRAISAL RIGHTS

Tenders of Notes may be validly withdrawn and related Consents may be validly revoked at any time at or prior to the Offer Expiration Date. A valid withdrawal of tendered Notes effected at or prior to the Offer Expiration Date will constitute the concurrent valid revocation of such Holder’s related Consent. In order for a Holder to revoke a Consent validly prior to the Offer Expiration Date, such Holder must validly withdraw the related tendered Notes. Tendered Notes may not be withdrawn and the related Consents may not be revoked subsequent to the Offer Expiration Date.

Tenders of Notes may be validly withdrawn if the Offer is terminated without any Notes being purchased thereunder. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be promptly returned to the tendering Holder, the Consents will be deemed revoked and the Supplemental Indenture will not become operative.

If the Offerors make a material change in the terms of the Offer or Consent Solicitation or the information concerning the Offer or Consent Solicitation, the Offerors will disseminate additional offering materials and extend the Offer and Consent Solicitation, to the extent required by law. If the Offer or Consent Solicitation is amended at or prior to the Offer Expiration Date in a manner determined by the Offerors in their sole discretion to constitute a material adverse change to the Holders, the Offerors promptly will disclose such amendment and, if necessary, extend the Offer and the Consent Solicitation for a period deemed by the Offerors to be adequate and in compliance with applicable law to permit Holders to withdraw their Notes and revoke their Consents. If the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is decreased, the Offer will remain open at least ten business days from the date the Offerors first give notice to Holders of the Notes, by public announcement or otherwise, of such increase or decrease. In addition, the Offerors may, if they deem appropriate, extend the Offer for any other reason. Any extension, amendment or termination will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Date. Without limiting the manner in which any public announcement may be made, the Offerors shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to Business Wire or the Dow Jones News Service.

For a withdrawal of tendered Notes, which will constitute the concurrent valid revocation of such Holder’s related Consent, to be valid, a written or facsimile transmission notice of withdrawal must be received by the Depositary at or prior to the Offer Expiration Date. Any such notice of withdrawal must (i) specify the name of the person who tendered the Notes to be withdrawn and to which the revocation of Consents relates, (ii) contain the description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes and (iii) be signed by the Holder of such Notes in the same manner as the original signature on the Consent and Letter of Transmittal or Agent’s Message by which such Notes were tendered (including any required signature guarantees) and the related Consent was delivered, or be accompanied by (a) documents of transfer sufficient to have the Trustee register the transfer of the Notes into the name of the person withdrawing such Notes and revoking such Consent and (b) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such Holder. If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt by the Depositary of written or facsimile notice of such withdrawal even if physical release of such Notes is not yet effected, provided such notice is received at or prior to the Offer Expiration Date.

Any permitted withdrawal of Notes and revocation of Consents may not be rescinded. Any Notes validly withdrawn will thereafter be deemed not validly tendered and any Consents revoked will be deemed not validly delivered for purposes of the Offer and the Consent Solicitation, provided, however, that withdrawn Notes may be re-tendered and revoked Consents may be re-delivered by again following one of the appropriate procedures described herein at any time at or prior to the Offer Expiration Date.

If the Offerors extend an Offer or are delayed in its acceptance for purchase of Notes or is unable to purchase Notes pursuant to the Offer for any reason, then, without prejudice to the Offerors’ rights hereunder, tendered Notes may be retained by the Depositary on behalf of the Offerors and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer), except as otherwise provided in this section.

All determinations as to validity, form and eligibility (including time of receipt) of notices of withdrawal and revocation of Consents will be made by the Offerors in their sole discretion (whose determination shall be final and binding). None of the Company, the Parent, the Sponsors, the Dealer Managers, the Information Agent, the Depositary, the Trustees or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation of Consents, or incur any liability for failure to give any such notification.

The Notes are the Company’s debt obligations and are governed by the Indenture. There are no appraisal or other similar statutory rights available to holders in connection with the Offer or the Consent Solicitation.

CONDITIONS TO THE OFFER AND THE CONSENT SOLICITATION

Notwithstanding any other provisions of the Offer and the Consent Solicitation (or any extensions or amendments thereof) and in addition to (and not in limitation of) the Offerors’ right to extend or amend the Offer and the Consent Solicitation at any time in their sole discretion, the Offerors will not be required to accept or pay for any Notes of a series tendered and may terminate the Offer at any time in its sole discretion and may, subject to Rule 14e-1 under the Exchange Act, postpone the acceptance of Notes of any series tendered pursuant to the Offer therefor or delay the payment for Notes of such series accepted for payment, (i) if, immediately prior to the Offer Expiration Date, any one of the following conditions shall have occurred and be continuing: the Requisite Consents Condition shall not have been satisfied or the Acquisition Condition shall not have been satisfied; or, (ii) if, at any time prior to the Offer Expiration Date, there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Consent Solicitation by or before any court or governmental, regulatory or administrative agency or authority or tribunal, domestic or foreign, which (x) challenges the making of the Offer or the Consent Solicitation or might directly or indirectly prohibit, prevent, restrict or delay consummation of, or otherwise adversely affects in any material manner, the Offer or the Consent Solicitation, including, without limitation, the effectiveness of the Proposed Amendments, or (y) in the reasonable judgment of the Offerors, could materially adversely affect the business, financial condition, income, operations, properties, assets, liabilities or prospects of the Company or any of its subsidiaries or affiliates, taken as a whole, before and after giving effect to the Offer and the Consent Solicitation (the condition set forth in this clause (ii) being referred to as the “General Conditions”).

The “Requisite Consents Condition” shall mean that (i) there have been validly delivered and not validly revoked, at or prior to the Offer Expiration Date, Consents in respect of a majority of the outstanding principal amount of the Notes, excluding for such purposes any Notes owned by the Company or any of its affiliates, and (ii) the Supplemental Indenture has been duly executed and delivered by the Company, the Parent and the Trustee.

The “Acquisition Condition” shall mean that all of the conditions precedent to the Acquisition as set forth in the Merger Agreement have been satisfied or waived and the closing of the Acquisition shall have occurred or shall be occurring substantially concurrent with the Payment Date.

The foregoing conditions are for the sole benefit of the Offerors and may be waived with respect to the Offer and Consent Solicitation at any time prior to the Offer Expiration Date by the Offerors, in whole or in part, in their sole discretion. Any determination made by the Offerors concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Circular 230

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF TAX MATTERS SET FORTH IN THIS STATEMENT WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY, THE PARENT, THE SPONSORS AND THE DEALER MANAGERS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY PERSON, FOR THE PURPOSE OF AVOIDING TAX RELATED PENALTIES UNDER FEDERAL, STATE, OR LOCAL TAX LAW. EACH HOLDER IS ENCOURAGED TO SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

General

The following is a general discussion of certain U.S. federal income tax consequences of the Offer and Consent Solicitation to U.S. Holders and Non-U.S. Holders, each as defined below. This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that might be relevant to particular Holders in light of their individual circumstances or to certain types of Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, persons that hold Notes as part of a “straddle,” “hedge,” “conversion transaction,” or other “integrated transaction,” persons that acquire Notes in connection with employment or other performance of services, persons that have a functional currency other than the U.S. dollar, persons subject to the alternative minimum tax, and certain former citizens or former long-term residents of the United States), nor does it address state, local or foreign tax considerations or U.S. federal tax considerations other than income taxation. This summary assumes that Holders have held their Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

If a partnership holds a Note, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Any partners of a partnership holding the Notes are urged to consult their tax advisors. This disclosure does not address the tax treatment of partnerships or persons who hold their Notes through a partnership or other pass-through entity.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and the Offerors have not obtained, and do not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the Offer and Consent Solicitation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Notes that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a United States person. A beneficial owner that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes is a “Non-U.S. Holder.”

Consequences to Tendering U.S. Holders

Sale of a Note. The receipt of cash by a U.S. Holder in exchange for a Note pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder tendering a Note will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received in exchange for such Note (other than any amount attributable to accrued and unpaid interest on the Note) and (ii) the U.S. Holder’s adjusted tax basis in the Note. Subject to rules discussed below under the heading “Market Discount,” such gain or loss generally will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of such sale. Generally, a U.S. Holder’s adjusted tax basis in a Note will be equal to the amount paid for the Note, increased by (i) the amount of any interest on the Note that has been included in the U.S. Holder’s income but not yet received by the U.S. Holder and (ii) any market discount previously included in the U.S. Holder’s income, and decreased (but not below zero) by (i) any cash payments on the Note other than payments of qualified stated interest and (ii) any amortized premium in respect of the Note which has been previously taken into account. Non-corporate U.S. holders are generally subject to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to certain limitations. Amounts received by a U.S. Holder attributable to accrued and unpaid interest on a Note will generally be taxed as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income.

Market Discount. A Note has “market discount” if its stated redemption price at maturity exceeds its tax basis in the hands of a U.S. Holder immediately after its acquisition, unless a statutorily defined de minimis exception applies. Gain recognized by a U.S. Holder with respect to a Note acquired with market discount generally will be taxed as ordinary income to the extent of “accrued market discount” attributable to the period the Note was held by such U.S. Holder. This rule will not apply to a U.S. Holder who previously had elected to include market discount in income as it accrued for U.S. federal income tax purposes.

Consequences to Non-Tendering U.S. Holders

The tax treatment of a U.S. Holder that does not tender its Notes will depend upon whether the modification to the Notes results in a “deemed” exchange of such Notes for U.S. federal income or withholding tax purposes. Generally, the modification of a debt instrument will be treated as a “deemed” exchange of an “old” debt instrument for a “new” debt instrument if such modification is “significant” within the meaning of U.S. Treasury regulations. Under U.S. Treasury regulations, the modification of a debt instrument is a “significant” modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” Whether the adoption of the Proposed Amendments would be considered a significant modification under the foregoing rules is not entirely clear. The U.S. Treasury regulations further provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. The U.S. Treasury regulations do not, however, define “customary accounting or financial covenants.”

If the Proposed Amendments (a) are treated as mere deletions or alterations of customary accounting or financial covenants or (b) are not so treated, but the legal rights and obligations that are altered by such Proposed Amendments and the degree to which they are altered are not viewed as “economically significant,” then the implementation of such Proposed Amendments would not constitute a significant modification and there would be no tax consequences from a deemed exchange to the non-tendering U.S. Holders.

The Company intends to take the position that the adoption of the Proposed Amendments will not cause a “significant modification” of the Notes under U.S. Treasury regulations, and therefore will not result in a deemed exchange of the Notes for U.S. federal income tax purposes. It is possible, however, that the IRS could treat the adoption of the Proposed Amendments as a significant modification of the Notes for U.S. federal income tax purposes, resulting in a deemed exchange of a U.S. Holder’s “old” Notes for “new” Notes for U.S. federal income tax purposes. If such a position were taken and sustained, the deemed exchange would be fully taxable unless it qualifies as a recapitalization for U.S. federal income tax purposes (for which qualification is unclear). In addition, the Holder could be treated as acquiring the “new” Note with original issue discount, which, regardless of the Holder’s regular method of tax accounting, would have to be taken into income as it accrued, regardless of when it was actually received. U.S. Holders are encouraged to consult their tax advisors regarding the potential tax consequences of not tendering their Notes pursuant to the Offer.

Information Reporting and Backup Withholding for U.S. Holders

A U.S. Holder whose Notes are tendered and accepted for payment by the Offerors pursuant to the Offer will be subject to certain information reporting requirements (unless the U.S. Holder is a corporation or other exempt recipient and, when required, demonstrates this fact). In addition, a U.S. Holder may be subject to backup withholding with respect to the receipt of cash in exchange for a Note unless the U.S. Holder provides the Offerors with a correct taxpayer identification number (“TIN”) and certifies that (i) the U.S. Holder is a United States person, (ii) the TIN is correct (or that the U.S. Holder is awaiting a TIN), and (iii) the U.S. Holder either (a) is exempt from backup withholding, (b) has not been informed by the IRS that backup withholding is required due to underreporting of interest or dividends or (c) has been informed by the IRS that backup withholding is no longer required. U.S. Holders are encouraged to consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption. Any amount paid as backup withholding would be creditable against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the requisite information is properly provided to the IRS.

Consequences to Tendering Non-U.S. Holders

Sale of the Note. Any gain recognized by a Non-U.S. Holder that sells a Note pursuant to the Offer generally will not be subject to U.S. federal income tax unless (i) the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied or (ii) such gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an income tax treaty, such gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States). If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the Non-U.S. Holder’s net capital gains allocable to U.S. sources. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, unless otherwise provided in an applicable income tax treaty, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes might also be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Amounts received pursuant to the Offer, if any, in respect of accrued and unpaid interest on a Note held by a Non-U.S. Holder generally will not be subject to U.S. federal income tax, provided that the Non-U.S. Holder (a) does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock in the Company, (b) is not a controlled foreign corporation with respect to which the Company is a related person within the meaning of the Code, (c) is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (d) has provided a validly completed IRS Form W-8BEN (or other applicable form) establishing that it is a Non-U.S. Holder (or satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder).

Consequences to Non-Tendering Non-U.S. Holders

Non-U.S. Holders that do not tender their Notes pursuant to the Offer generally will not be subject to U.S. federal income tax, regardless of whether the adoption of the Proposed Amendments gives rise to a deemed exchange of “old” Notes for “new” Notes. Non-U.S. Holders are encouraged to consult their tax advisors regarding the potential tax consequences of not tendering their Notes pursuant to the Offer.

Information Reporting and Backup Withholding for Non-U.S. Holders

A Non-U.S. Holder whose Notes are tendered and accepted for payment by the Offerors may be subject to certain information reporting and backup withholding requirements with respect to the receipt of cash in exchange for a Note unless the Non-U.S. Holder is a corporation or other exempt recipient and demonstrates this fact when required, or if the Non-U.S.-Holder certifies its exempt status by providing a properly executed IRS Form W-8BEN

(or an appropriate substitute form). Non-U.S. Holders are encouraged to consult their tax advisors as to their qualification for exemption from backup withholding. Any amount paid as backup withholding would be creditable against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the requisite information is properly provided to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. THE TAX CONSEQUENCES OF THE TENDER OF NOTES PURSUANT TO THE OFFER AND THE CONSENT SOLICITATION ARE COMPLEX AND MAY DIFFER DEPENDING ON A HOLDER’S PARTICULAR CIRCUMSTANCES. ALL HOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SUCH TENDER OF NOTES PURSUANT TO THE OFFER AND THE CONSENT SOLICITATION.

MARKET AND TRADING INFORMATION

The Notes are not listed on any national or regional securities exchange or reported on any national quotation system. To the extent the Notes are traded, prices of the Notes may fluctuate greatly depending on the trading volumes and the balance between buy and sell orders. Quotations for securities that are not widely traded, such as the Notes, may differ from the actual trading prices and should be viewed as approximations. Holders are urged to contact their brokers to obtain the best available information as to current market prices.

THE DEALER MANAGERS, THE INFORMATION AGENT AND THE DEPOSITARY

Citi has been engaged to act as Lead Dealer Manager and Lead Solicitation Agent in connection with the Offer and the Consent Solicitation and Banc of America Securities LLC, J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have been engaged to act as joint dealer managers for the Offer and co-solicitation agents for the Consent Solicitation. In such capacities, the Dealer Managers may contact Holders regarding the Offer and the Consent Solicitation and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Statement, the Consent and Letter of Transmittal and related materials to beneficial owners of Notes.

The Offerors have agreed to indemnify the Dealer Managers against certain liabilities, including certain liabilities under the federal securities laws. Each of the Dealer Managers or their affiliates has provided in the past, and/or is currently providing, other investment banking and financial advisory services to the Company, the Parent, Merger Sub and the Sponsors in relation to the Acquisition, for which services it has received or will receive customary compensation. The affiliates of Dealer Managers are expected to provide the Parent with financing in connection with the completion of the Acquisition, for which services they have received or will receive customary compensation. From time to time in the future, the Dealer Managers may provide services to the Company, the Parent, Merger Sub and the Sponsors or their affiliates.

At any given time, the Dealer Managers, in the ordinary course of their business, may make markets in the Company’s securities and, as a result, from time to time, may trade the Notes for their own accounts or for the accounts of customers and, accordingly, may hold a long or short position in the Notes.

Any Holder that has questions concerning the terms of the Offer or the Consent Solicitation may contact Citi at its address and telephone numbers set forth on the back cover of this Statement.

Global Bondholder Services Corporation has been appointed Information Agent (the “Information Agent”) for the Offer and the Consent Solicitation. Questions and requests for assistance or additional copies of this Statement, the Consent and Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Statement. Holders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer and the Consent Solicitation.

Global Bondholder Services Corporation has also been appointed as Depositary for the Offer and the Consent Solicitation. Consents and Letters of Transmittal and all correspondence in connection with the Offer and the Consent Solicitation should be sent or delivered by each Holder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at the addresses and telephone numbers set forth on the back cover of this Statement. Any Holder or beneficial owner that has questions concerning the procedures for tendering Notes should contact the Depositary at the addresses and telephone number set forth on the back cover of this Statement.

None of the Dealer Managers, the Information Agent and the Depositary assumes any responsibility for the accuracy or completeness of the information concerning the Offerors or their affiliates or the Notes contained or referred to in this Statement or for any failure by the Offerors to disclose events that may have occurred and may affect the significance or accuracy of such information.

FEES AND EXPENSES

The Offerors will pay the Dealer Managers, the Depositary and the Information Agent customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith. The Parent will pay brokerage firms and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Statement and related materials to the beneficial owners of Notes.

MISCELLANEOUS

The Offer and the Consent Solicitation are being made to all Holders of the Notes. The Offerors are not aware of any jurisdiction in which the making of the Offer and the Consent Solicitation is not in compliance with applicable law. If the Offerors become aware of any jurisdiction in which the making of the Offer and the Consent Solicitation would not be in compliance with applicable law, the Offerors will make a good faith effort to comply with any such law. If, after such good faith effort, the Offerors cannot comply with any such law, the Offer and the Consent Solicitation will not be made to (nor will tenders of Notes and Consents be accepted from or on behalf of) the owners of Notes residing in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer and the Consent Solicitation to be made by a licensed broker or dealer, the Offer and the Consent Solicitation will be deemed to be made on behalf of the Offerors by one or more of the Dealer Managers, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Offerors not contained or incorporated by reference in this Statement, the Schedule TO or in the Consent and Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

The Depositary for the Offer and the Consent Solicitation is:

Global Bondholder Services Corporation

By Hand Before 5:00 p.m.:	By Overnight Courier:	By Registered or Certified Mail:

Global Bondholder Services Corporation 65 Broadway – Suite 723 New York, New York 10006	Global Bondholder Services Corporation 65 Broadway – Suite 723 New York, New York 10006	Global Bondholder Services Corporation 65 Broadway – Suite 723 New York, New York 10006

By Facsimile Transmission: (for Eligible Institutions Only)

(212) 430-3775

To Confirm by Telephone or for Information Call:
(212) 430-3774

Any questions or requests for assistance or additional copies of this Statement and the Consent and Letter of Transmittal may be directed to the Information Agent at the telephone numbers and address listed below. A Holder may also contact Citi, the Lead Dealer Manager, at its telephone numbers set forth below or such Holder’s broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer and the Consent Solicitation.

The Information Agent for the Offer and the Consent Solicitation is:

Global Bondholder Services Corporation 65 Broadway – Suite 723 New York, New York 10006 Attn: Corporate Actions (212) 430-3774 (for banks and brokers only) (866) 924-2200 (for all others toll-free)

The Dealer Managers for the Offer and the Solicitation Agents for the Consent Solicitation are:

Citigroup Global Markets Inc. Liability Management Group 390 Greenwich Street, 4th Floor New York, New York 10013 (800) 558-3745 (toll-free) (212) 723-6106 (collect)

Banc of America Securities LLC	JP Morgan	Credit Suisse
Deutsche Bank Securities		Merrill Lynch & Co.